Exhibit 99.4

Autoriteit
Financiele Markten

[GRAPHIC OMITTED]

FORM FOR THE DISCLOSURE OF SECURITIES TRANSACTIONS IN THE OWN ISSUING
INSTITUTION

Form for the disclosure of securities transactions in the own issuing institution

Part I


1.  Name of issuing institution                 : New Skies Satellites N.V.

2.  Name of person obliged to notify            : New Skies Satellites N.V.

Sort of security
----------------

3.  Sort of security                            : Ordinary shares

      (Share/Bond/Option/Warrant/other)

4.  To be filled out if applicable:

      Nominal value of the security:            0.05 EUR

      Option series (call option/put option)

      Exercise price:

      Expiration date:


Transaction in the security indicated in questions 3 and 4
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5.  Date of the transactions       13-12-02    16-12-02    17-12-02    18-12-02

6a. Number of securities acquired
     in the transaction:           161,082     14,750      64,264      1,518,477

 b. Number of securities sold
     in the transaction:

7.  Price of the securities:       3.60        3.60        3.80        3.85

8.  Open/Close (in case of options)

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:



A.R. D'Uva, compliance officer New Skies Satellites N.V.
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Name

Rooseveltplantsoen 4                                         19 December 2002
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Address                                                      Date

2517 KR The Hague                                            /s/ A. D'Uva
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Postal code & city & country                                 Signature